Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com David R. Crandall Direct: +1 303 454 2449 david.crandall@hoganlovells.com

October 11, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Larry Spirgel
Courtney Lindsay

Re:	Royalty Flow Inc.
Offering Statement on Form 1-A Filed September 25, 2017 File No. 024-10745

Ladies and Gentlemen:

On behalf of Royalty Flow Inc. (“Royalty Flow” or the “Company”), we hereby submit this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 4, 2017, with respect to the above-referenced Offering Statement on Form 1-A filed by the Company on September 25, 2017 (as amended from time to time, the “Offering Statement”).

The Company has filed via EDGAR an amendment to the Offering Statement (the “Amendment”). The Amendment reflects amended disclosure in response to the Staff’s comments.

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the comment letter. Capitalized terms used but not defined in this response letter have the meanings set forth in the Offering Statement.

Offering Circular Summary, page 2

1.	We note you emphasize the increase in royalties earned by the Eminem catalog between calendar year 2015 to calendar year 2016 and for calendar year 2016 over calendar year 2015. However, the financial information provided on the next page reflects great variability in the royalties from 2011 through 2017 and a significant drop in royalties over the most recent periods. Please balance your “financial highlights” with appropriate disclosure highlighting the variability and recent drop in royalties.

United States Securities and Exchange Commission

October 11, 2017

RESPONSE:

The Company has revised the financial highlights disclosure to address the variability and recent decline in royalty payments. The revised disclosure appears on pages 2 and 31 of the Amendment and reads as follows: “The amount of royalties earned and paid has varied significantly due to, among other things, the timing of new album releases and out-of-period recoveries related to royalty audits and settlements. For example, total royalties earned increased approximately 190% from calendar year 2013 to calendar year 2014 following the release of an album by Eminem in late 2013, and then dropped approximately 66% from calendar year 2014 to calendar year 2015 and grew 43% from calendar year 2015 to calendar year 2016. Total royalties earned from calendar year 2010 to calendar year 2016 decreased by an average of 5% per year.”

Use of Proceeds, page 24

2.	Clarify how the Company will exercise either Option by November 15, 2017 if the deadline to raise the minimum amount in the offering is April 25, 2018.

RESPONSE:

The Company must exercise the Option on or before November 15, 2017 pursuant to Section 4(a) of the Option Agreement, unless extended by the Counterparties. While the Option Agreement provides that the Company has until November 15, 2017 to exercise the Option, the Option Agreement also provides that the Company may seek financing from sources other than a public offering in order to fund the purchase price for the Option before the expiration date. In the event the Company secures transaction financing to fund the purchase price for the Option, the Option Agreement provides that the Company must conduct a public offering prior to April 27, 2018. If the Company fails to conduct a public offering by April 27, 2018, the Company would be required to pay $100,000 to the Counterparties, and the Counterparties would have the option, for six months following April 27, 2018, to repurchase the Acquired Interests at the purchase price less the $50,000 holding payment.

As an illustration of the foregoing, the Company could elect to secure $11 million of transaction financing on or before November 15, 2017 in order to exercise the Option. The Company could then seek to proceed with the offering up through April 25, 2018 in order to raise proceeds to repay any transaction financing or acquire additional Royalty Interests and avoid giving the Counterparties a repurchase right for the Acquired Interests. As disclosed on page 54 of the Amendment, if the Company secures transaction financing for the purchase price from sources other than the offering, the Company will provide that information in an amendment to the Offering Statement, including without limitation information about the transaction financing and a revised use of proceeds.

The Company has added disclosure regarding the foregoing in the Offering Circular Summary on page 3 of the Amendment, in the Business section on page 31 of the Amendment, and in the Plan of Distribution on page 54 of the Amendment.

3.	You state that to the extent that any awards under your equity incentive plan are settled in cash, you may use of a portion of the proceeds to compensate your officers and directors. Please explain why the officers and directors of your company are exempt from the broker-dealer registration requirements in light of these possible payments that they may receive in connection with the use of proceeds from this offering. Please also explain whether the directors and officers will be paid compensation in connection with any other activities, such as soliciting investors.

United States Securities and Exchange Commission

October 11, 2017

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 24 of the Amendment. While the Company intends to establish an omnibus incentive plan through which it may make equity grants to its officers and directors upon the completion of the offering, the Company will not settle such awards in cash, nor will the Company’s officers or directors be compensated in connection with the offering or for soliciting investors or otherwise receive proceeds from the offering.

Plan of Distribution, page 54

4.	Revise your disclosure to indicate the fees that will be paid to Folio Investments for its services.

RESPONSE:

The Company has revised its disclosure on page 54 to indicate that it will pay Folio escrow-less closing and book entry fees equal to 0.9% of the gross proceeds from the sale of Offered Shares and a platform fee equal to 0.1% of the gross proceeds from the sale of Offered Shares.

Procedures for Subscribing, page 54

5.	Please further clarify the timing logistics of your Option to purchase as connected to this offering. For example, we note that you state that in the event the Minimum Offering amount has been deposited by the last day of the Minimum Offering Period, the company may extend its Option to purchase beyond the November 15, 2017 with written consent. We note that the last day of the Minimum Offering Period is April 25, 2018. Clarify how the company can extend its Option beyond November 15, 2017 on April 25, 2018.

RESPONSE:

As noted in response to comment 2 above, the Company may seek to secure transaction financing in order to exercise the Option before the November 15, 2017 expiration date. In such event, the Company may seek to proceed with the offering in order to raise proceeds to repay any transaction financing or acquire additional Royalty Interests and to avoid giving the Counterparties a repurchase right for the Acquired Interests, as is provided in the Option Agreement if the Company does not complete a public offering by April 27, 2018. The Company has revised the disclosure on page 54 to clarify the circumstances under which the Company may seek to proceed with the offering after the expiration date of the Option.

As disclosed on page 54 of the Amendment, if the Company secures transaction financing to exercise the Option, the Company will provide that information in an amendment to the Offering Statement, including without limitation information about the transaction financing and a revised use of proceeds.

United States Securities and Exchange Commission

October 11, 2017

Index to Financial Statements Royalty Flow Inc. page F-1

6.	Please revise the index to the financial statements to clearly identify the Statements of Revenue and Recovery as financial information of Eminem Royalty Interests. Also disclose on the index page that you have not presented audited financial statements of the registrant, Royalty Flow Inc. since the company was only recently formed, has not commenced operations and has nominal assets and liabilities as disclosed at page F-7.

RESPONSE:

The Company has revised the index to the financial statements in response to the Staff’s comment.

Unaudited Pro Forma Condensed Financial Information, page F-7

7.	Please provide additional insight on how you determined the value of the Option. We note your disclosure that the Option is expected to be assigned by the Stockholder in exchange for 116,667 shares of the Company’s common stock but you do not further describe how you arrived at the share count or determined the underlying value of the shares to be exchanged. Please disclose the valuation methodologies you used for the Option and your common stock and discuss the significant factors and assumptions used.

RESPONSE:

While the parties initially expected that Royalty Exchange would assign the Option to the Company in exchange for shares of the Company’s common stock, the parties now intend that Royalty Exchange will assign the Option to the Company for a payable of $50,000, which is equal to the $50,000 non-refundable holding payment that Royalty Exchange made to the Counterparties upon entering into the Option Agreement. The Option provides that the $50,000 holding payment will be applied against the purchase price payable by the Company if the Option is exercised. The Company will not issue any shares of capital stock to Royalty Exchange in exchange for the assignment of the Option.

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Please do not hesitate to contact the undersigned at (303) 454-2449 if you have any questions or would like any additional information.

Sincerely,

/s/ David R. Crandall

David R. Crandall

cc: Jeff Schneider, CEO, Royalty Flow Inc.